# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DOMINARI HOLDINGS INC., CIK 0000012239
CUSIP: 008875304
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 725 5th Avenue, 22nd Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 09/28/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002058775

## Reporting persons
- Blue Finn Group LLC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 622,485; shared voting power 0; sole dispositive power 622,485; shared dispositive power 0; aggregate amount beneficially owned 622,485 (2.57% of the class)
  Comment: Note to Row 5, 7, 9 represents 622,485 shares of common stock owned as of September 30, 2026 and Row 11 is based on 24,243,646 shares of common stock of the Issuer issued and outstanding as of August 7, 2026.

## Item 1. Issuer
Name of issuer: DOMINARI HOLDINGS INC.
Address of issuer's principal executive offices: 725 5th Avenue, 22nd Floor, New York, NY 10022

## Item 2. Person Filing
Name of person filing: Blue Finn Group LLC
Address of principal business office or, if none, residence: 4843 Three Oaks Blvd., Sarasota, FL 34233
Citizenship: Nevada

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for the Reporting Person and is incorporated herein by reference for the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Blue Finn Group LLC: /s/ Peter T. Benz, Peter T. Benz/Managing Member (10/02/2026)